PRESS RELEASE

FOR IMMEDIATE RELEASE

• Annual Meeting held in Vancouver

• Active Summer Program at Prairie Creek Mine

Vancouver – June 14, 2006 -- Canadian Zinc Corporation (“TSX-CZN”) reports that at the Annual Meeting held today in Vancouver, Chairman John F. Kearney informed shareholders that a very active summer program is underway at the Company’s Prairie Creek zinc/silver/lead property in the Northwest Territories.

A budget of $5.7 million has been approved for exploration and development work at the Prairie Creek Mine for 2006.

Underground Development

The mining crew from contractor Procon Mining and Tunnelling Ltd.  has mobilized to site and has started preparation for the underground program, including repairs to the underground locomotives, new track installation, ice removal in the portal area and underground rehabilitation of the 870 adit level.  New supplies and equipment, including a new scoop tram and single boom jumbo drill, have been transported to the property by Buffalo aircraft onto the mine’s 1000 meter long airstrip.

The underground program involves driving a new decline tunnel about 500 meters from which it is planned to carry out about 10,000 meters of underground drilling.  The underground drilling, which has been sub-contracted to Advanced Drilling Ltd., will commence when the decline has advanced sufficiently  to reach the target areas, currently expected to be reached around the end of July.

 Following a site inspection and submittal of documentation approval for the underground decline and drilling program has been granted by the Chief Inspector of Mines.

A geotechnical program has also been initiated to establish underground rock conditions and to assist finalization of mining plans.

Phase 3 Exploration

With the recent issue in May 2006 of the Land Use Permit for the Phase 3 exploration drilling program by the Mackenzie Valley Land and Water Board, preparations for the summer 2006 surface exploration program, outside the existing resource area, are underway.  Hardcore Diamond Drilling Ltd., of Penticton B.C. has been engaged to supply  qualified experienced drillers to operate the Company’s two Longyear 38 drills which are being refurbished with new engines and pumps.

The surface drilling program will focus on Zones 6, 7, 8 and 9, about three to four kilometers south of the Prairie Creek mine site.  These areas are considered to have high potential at hosting additional resources since they contain both known mineral showings and very similar geology to that of the main zone.  Drillers are being mobilized to the property at this time and the program will commence June 15th and continue throughout the season.

New Metallurgical Program

A very important part of the development of the Prairie Creek mine is the continuing studies of the metallurgy.

Over the past two years important test work has been conducted on representative bulk samples.  These previous metallurgical programs have established a new basic flow sheet for processing of the ore.

A fresh 1,400 kilogram bulk sample from multiple areas underground has been collected and is being shipped to SGS Lakefield Laboratories for further testing.   Optimization involves further fine tuning of crush size, reagent amounts, retention times and optimization of metal recoveries. Samples of various products developed in this study, such as tailings, waste rejects, water etc., will also be available for further input into processes involving backfill applications and water quality management.  Finally further processing of the final different concentrate products to enhance their marketability will be completed.

The 2006 metallurgical program is expected to last four to five months.

The Company holds a water licence permit to operate a pilot plant within the existing 1000 tpd Prairie Creek mill.

Environment

The new mine water treatment plant was activated with electrical installation at the underground sump and at the new mixing plant.  The newly constructed water polishing pond was also commissioned, having been certified by an independent engineer from Golder Associates and approved by the Mackenzie Valley Land and Water Board.  A waste rock management plan was also approved by the Water Board and a wildlife survey was completed.

The Company agreed to take part in a regional water base line study focusing on the Prairie Creek and Flat River jointly sponsored by Canadian Zinc, North American Tungsten, Indian & Northern Affairs Canada and University of Saskatchewan.  It will be a two year study and form base line water and Benthic data for Prairie Creek.

As part of the undertaking given by the Company in connection with the Land Use Permit for the Phase 3 exploration drilling the Company has appointed an Independent Environmental Monitor reporting to local communities and First Nations. It is hoped that this appointment will result in improved communication and better understanding of the Prairie Creek Project.

Permitting

The Company’s application for a Land Use Permit for the winter road which connects the Prairie Creek mine with the Liard Highway remains pending before the Water Board.  The Department of Indian and Northern Affairs Canada is conducting consultations with affected First Nations with regard to any infringement on traditional aboriginal rights.

The Project Description Report for submission with the application for the Type A Water Licence for the operation of the Prairie Creek Mine is being finalized and it is expected that the application for the operating permit will be filed with the Mackenzie Valley Land and Water Board in the near future.

Underwriters Options Approved

At the Annual Meeting shareholders approved the issue to Northern Securities Inc.  of underwriters options on 1,333,333 Units, exercisable for a period of two years from January 30, 2006 at $0.72 per Unit, with each Unit consisting of one common share and one half share purchase warrant exercisable at $1.00 per share for a period of twenty four months, pursuant to an underwritten financing of the Company completed on January 30, 2006.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground  mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of  3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential.  The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West, Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com